

December 19, 2012

<u>Via E-mail</u>
Jeanne Lazar
Chief Accounting Officer
MPG Office Trust, Inc.
355 South Grand Avenue
Suite 3300
Los Angeles, CA 90071

> **Re: MPG Office Trust, Inc.**
> **Form 10-K**
> **Filed March 15, 2012**
> **File No. 001-31717**

Dear Ms. Lazar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2011</u>

<u>Item 2. Properties</u>

<u>Historical Percentage Leased and Rental Rates, page 27</u>

1.   In future Exchange Act periodic reports, for purposes of this table please present your effective annual rent including the impact of rent abatements or rent credits as amortized over term of lease. Alternatively, please disclose that using effective rent instead of the figure currently presented would not materially impact the figure or the period to period trend.

<u>Lease Expirations, page 33</u>

2.   We note your extensive disclosure regarding lease expirations and tenant improvements and leasing commissions. In future Exchange Act periodic reports, please include a summary of leasing activity in the reporting period. The summary should provide a roll forward of space leased at the start of the period, expirations, new leases and renewals during the reporting period, and the space leased at the end of the period. The summary should also provide rent rate trend information on the relationship between rents on expiring leases and new and renewed leases. In addition, with respect to leases expiring in the next 12 months, please discuss in the MD&A section any known trends regarding the relationship between contractual rents on these expiring leases and market rents.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44</u>

<u>Actual and Potential Sources of Liquidity, page 45</u>

3.   In future Exchange Act periodic reports, please expand the disclosure to address anticipated state and federal tax obligations.

<u>Indebtedness</u>

<u>Operating Partnership Contingent Obligations, page 60</u>

4.   We note that you have reached agreement with certain of your special servicers that release you from respective claims potentially arising from foreclosure proceedings. Please confirm to us that you will update your disclosure in this section in future Exchange Act periodic reports to discuss any material continuing liabilities arising therefrom, such as deficiency judgments.

<u>Critical Accounting Policies, page 72</u>

<u>Impairment Evaluation, page 72</u>

5.   Based on your disclosure, it appears that certain assets could have been impaired if different assumptions were used. In future filings, please provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. Please provide us an example of your proposed disclosure.

Non-GAAP Supplemental Measure, page 75

6.   Please advise us whether you consider same store NOI and/or same store cash NOI key performance indicators. If so, please revise your disclosure in future Exchange Act periodic reports to discuss how you define these measures and, to the extent material, explain management's determinations to exclude certain properties from the same store portfolio.

Financial Statements

Notes to Consolidated Financial Statements, page 87

Note 8 – Share-Based Payments, page 117

7.   We note that certain members of your senior management terminated their employment, which resulted in accelerated vesting of their restricted stock units during 2010 and 2009. Please tell us how you calculated the service period for these share based payments as well as any other share based payments with similar accelerated vesting terms. Please reference ASC 718-10 in your response.

Item 15. Exhibits and Financial Statement Schedules, page 193

8.   It appears that the respective schedules and/or exhibits for you loan agreements filed as exhibits 10.32, 10.33, 10.34, 10.39 and 10.40 were not included when you filed the agreements originally. Please file the noted agreements, complete with the schedules or exhibits, in accordance with Item 601(b)(10) of Regulation S-K or tell us why such agreements are no longer material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at 202-551-3473 or Mike McTiernan, Assistant Director, at 202-551-3852 with any other questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant